June 21, 2005

John Fieldsend, Esq.

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Alliance Recovery Corporation (“ARC”)
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-121659
Filed on June 15, 2005

Dear Mr. Fieldsend:

The following is in response to your letter dated June 20, 2005:

Management’s Discussion and Analysis and Plan of Operation, page 13

Overview, page 13

1. Please revise the third sentence of the penultimate paragraph on page 13 to reflect the stockholders’ deficiency and cash used in operations from inception through December 31, 2004 rather than December 31, 2003.

ANSWER: In Amendment No. 5 to Form SB-2, we have changed the third sentence to reflect “December 31, 2004,” rather than 2003.

Condensed Financial Statements as of March 31, 2005 (Unaudited)

Condensed Statement of Changes in Stockholders’ Deficiency, page 3

2. During the quarter ended March 31, 2005, you sold 300,000 shares of common stock with options to a consultant for $300 and recorded $149,700 or $0.50 per share, as the fair value. Please tell us the value, if any, assigned to the options granted with the common stock and how you determined that value. Also, please revise Note 2(C) to discuss the options issued with the common stock and the value assigned to them, if any. See SFAS 123 for guidance. If no options were issued with the common stock sold to the consultant please revise your statement of changes in stockholders’ deficiency accordingly.

ANSWER: In Amendment No. 5 to Form SB-2, we have revised the statement of stockholders’ deficiency to delete the reference to stock options. There were no options issued to the consultant under this agreement.

3. During the quarter ended March 31, 2005 you sold 63,000 shares of common stock to four individuals for $1.00 per share and also, as indicated in Note 6, you issued 120,000 shares of common stock at $1.00 per share subsequent to the end of the quarter. In light of the recent sales of your common stock for $1.00 per share, please tell us why you believe that the $0.50 per share fair value assigned to the 300,000 shares of common stock sold for services provided by the consultant is appropriate. Additionally, please tell us why you continue to believe that your estimated offering price of $0.50 is still appropriate.

ANSWER: ARC entered into the agreement with the consultant in January 2005. The last cash offering price prior to the agreement with the consultant was $0.50 share. During 2005, the stock issued for cash was issued in March 2005, two months after the agreement with the consultant. Based on the information available to the company on the date the consulting agreement was entered and the prior sale of stock for cash, we feel that the shares are appropriately valued at $0.50 per share to the consultant. In addition, the shares sold for $1.00 were sold after the consultant’s shares were issued and were based on the value that investors familiar with ARC were willing to pay. The $0.50 offering price was established when the registration statement was filed.

Financial Statements as of December 31, 2004 and 2003, page 2

4. Please revise your balance sheets to include the dollar amount of common stock issued. Based on the par value of $0.01 per share, it appears that common stock should be $183,091 as of December 31, 2004 and $179,291 as of December 31, 2003.

ANSWER: We have revised the balance sheets for December 31, 2004 and 2003 to include the omitted amounts.

Exhibit 23

5. The consent is unsigned. Please file an updated signed consent of your independent registered public accounting firm with each amendment of your Form SB-2.

ANSWER: In Amendment No. 5 to Form SB-2, we have filed a signed consent of ARC’s independent registered public accounting firm

Very truly yours,

ANSLOW & JACLIN, LLP

By:	s/s Richard I. Anslow

RICHARD I. ANSLOW

RIA/